Exhibit 99.2

PROXY

OKEANIS ECO TANKERS CORP. (the “Company”)

PROXY SOLICITED FOR ANNUAL MEETING ON MAY 29, 2026

As you are not recorded in the stock ledger of the Company as a shareholder of record, any voting at the Annual Meeting of Shareholders of the Company, or alternatively issue of a proxy, must be executed via DNB Bank ASA (“DNB”).

The undersigned hereby revokes all previous proxies relating to the shares covered hereby and acknowledges receipt of the notice and proxy statement relating to the Annual Meeting of Shareholders of the Company, the terms of which are incorporated herein by reference.

The undersigned hereby appoints and authorizes DNB to constitute and appoint each of Ioannis Alafouzos, Aristidis Alafouzos, Iraklis Sbarounis and Alexandros Giannoulas (each with full power of substitution and re-substitution) as the undersigned’s true and lawful agent, attorney-in-fact and proxy, each to individually represent the undersigned at the Annual Meeting of Shareholders of the Company to be held on May 29, 2026 at 11:00 local time, or any adjournment or postponement thereof, and each to individually vote all of the undersigned’s shares that the undersigned is entitled to vote at such meeting for the purposes set forth below and in the Notice of Annual Meeting of Shareholders issued by the Company, and to vote upon such other business as may properly come before the Annual Meeting of Shareholders, with all powers which the undersigned would possess as if present at the meeting.

☒ Please mark your votes as in this example.

Proposals	FOR	WITHHOLD
1. To elect eight members of the Board of Directors of the Company to serve until the next annual meeting of shareholders and until their successors are elected and qualified
a) Ioannis Alafouzos (Chairman)
b) Robert Knapp
c) Daniel Gold
d) Joshua Nemser
e) Charlotte Stratos
f) Francis Dunne
g) Petros Siakotos Konstantinidis
h) Dimitrios Papalexopoulos

	FOR	AGAINST	ABSTAIN
2. To ratify the appointment of Deloitte Certified Public Accountants S.A. as independent auditors for the year ending December 31, 2026
3. To transact any other business as may properly come before the meeting or any adjournment or postponement thereof.

Signature(s)_______________________________________________ Date:_____________________

Note: Please sign exactly as name appears below, joint owners should each sign. When signing as attorney, executor, administrator or guardian, please give full title as such.

Name of shareholder in block letters:

Number of shares held on record date:

Please return your completed and signed proxy, to be received by DNB Bank ASA no later than 12:00 CET on May 27, 2026, either by way of e-mail to e-mail address: vote@dnb.no or by ordinary mail to DNB Bank ASA, Global Companies Registrars Section, P.O. Box 1600 Sentrum, 0021 Oslo, Norway, or if delivery by hand to: DNB Bank ASA, Global Companies Registrars Section., Dronning Eufemias gate 30, 0191 Oslo, Norway.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR ALL PROPOSALS. THIS PROXY SHALL BE DEEMED TO AUTHORIZE THE PROXYHOLDERS TO VOTE IN THEIR DISCRETION AS TO ALL OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF TO THE EXTENT PERMITTED BY APPLICABLE LAW.

Important notice:

This letter does not constitute any recommendations or advice on behalf of, or from DNB Bank ASA. You are recommended to seek legal and/or financial advice from your preferred advisor should you have any questions related to this letter and/or to the information contained in documents to which this letter is attached. You or your advisor may contact the issuer of the documents to which this letter is attached for guidance; this is including, but not limited to, any exercise of (indirect) shareholder rights you may have and/or should want to exercise. DNB Bank ASA may on direct request give technical guidance on how to retire your interest in the issuer of the documents to which this letter is attached from the Norwegian Central Securities Depository (Euronext Securities Oslo, ESO) for the purpose of you being entered into the Register of Shareholders, i.e. the primary register of the issuer referred to, in order for you to exercise any shareholder rights, as applicable, directly against the issuer, or any other third parties, including, but not limited to, any compulsory buy-out (“squeeze out”) proceedings or any other legal or litigation proceedings.